

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

December 21, 2006

Mr. J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
10 Highway 35, P.O. Box 500
Red Bank, New Jersey 07701

>   **RE: Form 10-K for the Fiscal Year ended October 31, 2005
>   Forms 10-Q for the Quarters ended January 31, 2006 and
>   April 30, 2006, and July 31, 2006
>   File No. 1-8551**

Dear Mr. Sorsby:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant